FOR IMMEDIATE RELEASE

FOR:       Black Mountain Capital Corporation
(TSX Venture Exchange Symbol: BMM.U)
(OTCBB Symbol: BMMUF)

BLACK MOUNTAIN CHANGES FINANCIAL YEAR-END

Vancouver, British Columbia, June 15, 2007– Black Mountain Capital Corporation (the "Company" or "Black Mountain") announced today that the Company has decided to change its financial year-end from December 31 to September 30.

The Company is engaged in the financial services industry, including merchant banking activities, portfolio investments and investments in venture capital.  The Company has increased its portfolio of mining investments by acquiring two mineral properties.  The normal business cycle for these mineral properties ends in September.  Accordingly, the Company wishes to change its financial year-end to September 30 to coincide with the planned exploration activities on these properties.   The Company believes that by changing its financial year-end to September 30, the Company will be able to report its annual audited results to shareholders on a timelier basis.

The last day of the Company's old financial year was December 31, 2006, and the last day of the Company's transition year will be September 30, 2007.  During the transition year, interim financial statements were filed for the three months ended March 31, 2007 and will be filed for the six months ended June 30, 2007.  The annual financial statements for the transition year will be filed for the nine months ended September 30, 2007.  In the new financial year, the Company's interim financial statements will be filed for the three months ended December 31, 2007, the six months ended March 31, 2008 and the nine months ended June 30, 2008.  The annual financial statements for the new financial year will be filed for the twelve months ended September 30, 2008.

The Company has filed the notice required to be filed pursuant to section 4.8 of National Instrument 51-102 – "Continuous Disclosure Obligations" on SEDAR at www.sedar.com.

The following officer of the Company is responsible for this announcement and may be contacted for additional information:

Name:       Navchand Jagpal
Tel:           (604) 443-5059

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.